

Mail Stop 7010

March 14, 2008

XsunX, Inc.
Attention: Tom Djokovich, President
65 Enterprise
Aliso Viejo, CA 92656

Re: XsunX, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 5, 2008
File No. 333-148762

Dear Mr. Djokovich:

We have reviewed your filing and have the following comments.

<u>Amendment No. 1 to Registration Statement of Form S-1</u>

<u>General</u>

1.   It appears that the company may be a "smaller reporting company" within the meaning of Item 10(f) of Regulation S-K. Please include the checkboxes on the facing page of the S-1 that would identify the company's status, and mark the appropriate box. In addition, please note that:

- If you are not a smaller reporting company, you must comply with all of the disclosure items of Regulation S-K that are not smaller reporting companies. For example, you would have to provide the CD&A that is required by Item 402.

- If you are a smaller reporting company, you may comply with the disclosure items of Regulation S-K that apply to smaller reporting companies on an a la carte basis, except where the item specifies that smaller reporting company disclosure is required. In this regard, please note that Item 404(d) of Regulation S-K requires that related party transaction information be provided with respect to transactions where the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets a year-end for the last two completed fiscal years. Please revise your disclosure regarding related party transactions accordingly.

Prospectus Summary, page 1

2.   We read your response to comment 4 in our letter dated February 15, 2008 and your
        disclosures in your Form 10-Q for the period ended December 31, 2007 relating to your
        commitment fee. Please clarify for us if this fee will be booked net of proceeds from the
        sale of your common stock or if it will be recorded ratably as expense to the statement of
        operations as disclosed in your Form 10-Q.

Use of Proceeds, page 13

3.   Please note that comment 12 in our letter dated February 15, 2008 was intended to ask
        you to emphasize the fact that the information assumed that you had received the
        maximum possible proceeds from the equity line ($20,000,000) plus the $3.5 million
        already received and then to balance that with disclosure of proceeds under the equity
        line based on current market price and the floor. We did not intend for you to emphasize
        that the information is provided only as an illustration. Please remove those references,
        as they could create the impression that investors can not rely on this disclosure.

Selling Stockholders, page 14

4.   Please explain why you believe that Fusion does not presently beneficially own any of
        the 33,166,668 shares under the equity line. Please also revise footnote (3) to more
        clearly explain how you arrive at 8,496,707 shares for Fusion's current ownership. The
        number of shares that have already been issued, when added to the number of shares
        underlying the currently exercisable warrant appears to exceed the number in the table.

The Fusion Transaction, page 15

5.   We note your response to comment 15 in our letter dated February 15, 2008, as well as
        your revised disclosures on pages 15 and 18. Please clarify why you chose to register an
        additional 13,166,668 shares more than you are required to register under your applicable
        agreements with Fusion Capital.

Directors, Executive Officers, Promoters and Control Persons, page 22

Director Independence, page 24

6.   Please identify the independence standards you employed to determine whether your
        directors are independent.

Description of Business, page 28

7.   Please indicate here, as well as in the companion discussions about your pre-sales
        reservation program on pages 34, 39 and 41, the number of executed reservation
        agreements that you have in place. In addition, please reconcile your disclosures on

pages 28 and 39, in which you indicate that you have reservation agreements covering 145 MW, with your disclosures on pages 34 and 41, in which you indicate that you have reservation agreements covering 100 MW.

Management's Discussion and Analysis . . . , page 39

Plan of Operation, page 41

8.   We note your response to comment 27 in our letter dated February 15, 2008, as well as your enhanced risk factor disclosure concerning your reliance on vendors. Please describe your relationships with your vendors in greater detail. For example, do you anticipate using written contracts to secure a supply of necessary materials, component parts or equipment? Are there alternative vendors? Is there significant demand for the vendors' business from your competitors or unrelated businesses?

Liquidity and Capital Resources, page 45

9.   We note your response to comment 28 in our letter dated February 15, 2008. On page 46 please clarify, if true, that you issued the Sencera note in connection with your January 1, 2007 Technology Development and License Agreement with Sencera, as described on page 35.

Certain Relationships and Related Transactions, page 51

10.   We note the revisions you have made in response to comment 30 in our letter dated February 15, 2008. However, please note that these disclosures, regarding your approval policies for interested transactions, do not address whether you actually had any transactions that are required to be disclosed pursuant to Item 404(d) and 404(a) of Regulation S-K. We note your statement under "General" that no director or officer has any interest in any asset proposed to be acquired by the company; however, this does not cover the full range of transactions that would be required to be disclosed. Please revise to clarify, if true, that there are no transactions that would be reportable under Item 404. Please also clarify in the second paragraph whether the payment of any particular consulting fees, whether in the form of stock, options or cash, are transactions you are reporting under Item 404. If so, please provide all of the specific information about those transactions that Item 404 requires.

Executive Compensation, page 60

11.   Please specify the applicable fiscal year in the title to each table required by Item 402 of Regulation S-K that calls for disclosure as of or for a completed fiscal year. Please see "Instruction to Item 402," which appears at the end of Item 402.

Summary Compensation Table, page 60

12.   Please disclose the assumptions you made in the valuation of the option awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements or discussion in the Management's Discussion and Analysis section of the prospectus. Please see Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. In addition, please tell us how you calculated the option values for the options awarded to Messrs. Grimes, Huitt and Wendt. In this regard, we note that the disclosed value of Mr. Grimes' options is greater than the value of Mr. Huitt's and Mr. Wendt's options, even though all of the options appear to be identical.

Outstanding Equity Awards at Fiscal Year-End Table, page 63

13.   Please add a footnote to disclose the vesting dates of the reported options. Please see Instruction 2 to Item 402(f)(2) of Regulation S-K.

Potential Payments Upon Termination or Change-in-Control, page 64

14.   Please revise your disclosure to address the following matters:

•   Describe and explain how payments would be made (e.g., in a single lump sum);

•   Describe how "relocation" is defined; and

•   Describe and explain any material conditions or obligations applicable to the receipt of payments or benefits, including but not limited to non-compete, non-solicitation, non-disparagement or confidentiality agreements, including the duration of such agreements and provisions regarding waiver of breach of such agreements.

Please see Item 402(j) of Regulation S-K.

Compensation of Directors, page 64

15.   Please describe any equity compensation received by members of your board of directors. In addition, please update the narrative disclosure in the prospectus to reflect the changes to your director compensation program described in the notes to your financial statements.

Report of Registered Independent Public Accounting Firm, page F-2

16.   We have read your response to comment 34 in our letter dated February 15, 2008 and the related consents you have included in your amended filing; however, it continues to appear that the inception to date information has not been audited as we would expect to see your auditor opining on that period. We note your previous auditor opined on the period February 25, 1997 to September 30, 2004. Please request that your auditor

provide an opinion on the entire inception to date period, or advise us why this is not possible, and amend your filing and your Form 10-K for the period ended September 30, 2007 as appropriate.

Note 3 – Federal Income Tax, page F-11

17.   We note your response to comment 36 in our letter dated February 15, 2008 and your revised disclosure related to your deferred tax assets. Please tell us why you have presented $4.3 million in deferred tax liabilities for 2007 in the table included in this footnote and tell us what gives rise to these amounts. Please refer to paragraph 43 of SFAS 109 for required disclosures.

Note 7- Marketable Production Machine Acquisition, page F-17

18.   We have read your response to comment 35 in our letter dated February 15, 2008 and your updated disclosures; however, it remains unclear to us what exactly the marketable prototype represents. Please explain the status of this prototype, for example, is it complete and being used. Your response indicated that it will be depreciated over five years and that depreciation began in September 2007; however, based on our review of your Form 10-Q for the quarter ended December 31, 2007, it does not appear that this asset has been depreciated. Please clearly explain the phases of this prototype, the current phase you are in and why the depreciation did not begin in your first fiscal quarter.

Part II

Item 27. Exhibits, page II-3

19.   We note that counsel's legal opinion will be filed by amendment. Please note that we will need adequate time to review the form of counsel's legal opinion once it is filed.

Signatures, page II-6

20.   We note your response to comment 40 in our letter dated February 15, 2008, as well as the signatories to the amendment to the registration statement. In addition to at least a majority of your board of directors and the company, the persons holding the positions of principal executive officer, principal financial officer and comptroller or principal accounting officer should sign your next amendment to the registration statement. Please note that such corporate officers must sign the amendment in such capacities in addition to one or more of them signing on behalf of the company. Please see the signature page section of Form 10-K as well as Section 6(a) of the Securities Act of 1933, as amended.

Annual Report on Form 10-K filed January 8, 2008

21.   We note your response to comments 44 to 47 in our letter dated February 15, 2008 and will review your amended Form 10-K upon its filing on EDGAR and may have further comments.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Melinda Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Pamela Long at (202) 551-3765 with any other questions.

       Sincerely,

       Pamela A. Long
       Assistant Director

cc: Matthew Ogurick, Esq. (Via Facsimile 305-358-7095)
       Clayton E. Parker, Esq. (Via Facsimile 305-358-7095)